KW 3/13/14

14046954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 68334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Investment Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street, Suite 1300
(No. and Street)

Baltimore (City) Maryland (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond P. Dean 410-659-8902 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, P.A.
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) Maryland (State) 21152 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/24/14

OATH OR AFFIRMATION

I, Robert W. Black, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Investment Advisory, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Managing Director
Title

[signature]
Notary Public   Commission expires 3/24/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR INVESTMENT ADVISORY, LLC

Financial Statements and
Supplementary Information Pursuant To Rule 17a-5
Under The Securities Exchange Act of 1934

Together with Independent Auditors' Report
For the Years Ended December 31, 2013 and 2012

HARBOR INVESTMENT ADVISORY, LLC

Table of Contents
For the Years Ended December 31, 2013 and 2012

Page

SUPPLEMENTARY INFORMATION

OTHER INFORMATION

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Harbor Investment Advisory, LLC:

We have audited the accompanying financial statements of Harbor Investment Advisory, LLC (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012 and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Investment Advisory, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Stout, Causey & Horning, P.A.
February 10, 2014

HARBOR INVESTMENT ADVISORY, LLC

Statements of Financial Condition

As of December 31,	*2013*	*2012*
Assets		
Cash and cash equivalents	$ 733,888	$ 612,097
Clearing firm deposits	101,033	100,604
Receivables from clearing brokers	23,791	2,224
Accrued advisory fees receivable	669,661	478,451
Prepaid expenses and other assets	100,096	77,157
Furniture and equipment, net of accumulated depreciation	63,758	85,565
Deposits	19,131	19,131
Total Assets	$ 1,711,358	$ 1,375,229
Liabilities and Member's Capital		
Accounts payable, accrued expenses and other liabilities	$ 421,649	$ 340,364
Member's capital	1,289,709	1,034,865
Total Liabilities and Member's Capital	$ 1,711,358	$ 1,375,229

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Income

For the Years Ended December 31,		*2013*		*2012*
Revenue				
Fees and other income	$	3,904,839	$	3,273,988
Expenses				
Employee compensation and benefits		2,456,218		2,153,790
General and administrative		371,882		340,121
Occupancy		221,650		213,001
Clearing charges		179,945		151,978
Total Expenses		3,229,695		2,858,890
Net Income	$	675,144	$	415,098

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2013 and 2012

Balance at December 31, 2011	$	860,367
Net income		415,098
Distributions to member		(240,600)
Balance at December 31, 2012		1,034,865
Net income		675,144
Distributions to member		(420,300)
Balance at December 31, 2013	$	1,289,709

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2013*	*2012*
Cash Flows From Operating Activities		
Net income	$ 675,144	$ 415,098
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	24,851	20,929
Changes in assets and liabilities:		
Clearing firm deposits	(429)	(299)
Receivables from clearing brokers	(21,567)	31,574
Accrued advisory fees receivable	(191,210)	(53,018)
Prepaid expenses and other assets	(22,939)	4,039
Accounts payable, accrued expenses and other liabilities	81,285	29,137
Net Cash Provided by Operating Activities	545,135	447,460
Cash Flows From Investing Activities		
Purchase of furniture and equipment	(3,044)	(40,775)
Cash Flows From Financing Activities		
Distributions to member	(420,300)	(240,600)
Net Increase in Cash and Cash Equivalents	121,791	166,085
Cash and Cash Equivalents, beginning of year	612,097	446,012
Cash and Cash Equivalents, end of year	$ 733,888	$ 612,097

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the Company shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully-disclosed clearing arrangement with Pershing, LLC (Pershing) to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and other highly-liquid investments with original maturities of three months or less at the time of purchase.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Concentration of Credit Risk

The Company maintains substantially all of its cash with two financial institutions. Through December 31, 2012, all non-interest bearing transaction accounts were fully guaranteed by the Federal Deposit Insurance Corporation (FDIC) and interest bearing accounts were guaranteed up to $250,000. Effective January 1, 2013, non-interest bearing accounts are no longer insured separately, but are combined with interest bearing accounts. Accounts are guaranteed by the FDIC up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management has taken measures to diversify cash funds across multiple banks through an insured deposit program in order to reduce the risk of loss from cash balances in excess of FDIC insurance limits.

Clearing Firm Deposits

Clearing firm deposits consist of amounts held by Pershing as required by the Company's full-disclosure clearing agreement with Pershing, of which $100,000 is permanently restricted for the life of the agreement (Note 4). The amounts are held in cash equivalents.

Accrued Advisory Fees Receivable

Accrued advisory fees receivable result from quarterly charges for advisory fees to customers that have not been billed to the customer or processed through Pershing as of December 31, 2013 and 2012. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the accounts receivable. There was no allowance established at December 31, 2013 and 2012, as management believes that all accounts are fully collectible.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment with a cost in excess of $1,000 is capitalized. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with the Financial Accounting Standards Board Accounting Standards Codification (ASC) 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Valuation of Long-Lived Assets – cont'd

As of December 31, 2013 and 2012, the Company determined that none of its assets were impaired. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. The Company has no assets intended for disposal as of December 31, 2013 and 2012.

Fee Revenue

Fee revenues include fees earned from providing investment advisory services and commissions from various fund companies. Substantially all advisory fees are recorded when the services are provided and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

The Company files income tax returns in the U.S. Federal jurisdiction and one state. No provision or benefit for income taxes is required since the Company is recognized as a limited liability company for Federal and state income tax purposes. As such, the taxable income of the Company is included in the tax returns of the member for income tax purposes.

ASC 740, *Income Taxes* (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2013 and 2012. The Company remains subject to examination by the U.S. Federal and various state authorities for the years 2010 through 2013.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. The difference between the amount of cash paid and recognized rent expense is recorded as deferred rent and is included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2013 and 2012 totaled $2,032 and $395, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 10, 2014, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure.

2. FURNITURE AND EQUIPMENT

Depreciation expense for the years ended December 31, 2013 and 2012 totaled $24,851 and $20,929, respectively. The cost and accumulated depreciation of furniture and equipment consists of the following as of December 31,:

	2013	2012
Furniture and equipment	$ 125,121	$ 122,077
Less: accumulated depreciation	(61,363)	(36,512)
Furniture and equipment, net	$ 63,758	$ 85,565

3. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the Plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the years ended December 31, 2013 and 2012, Company matching contributions totaled $45,939 and $25,000, respectively, and are included in employee compensation and benefits in the accompanying statements of income.

4. COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in July 2016. The deferred rent balance totaled $39,655 and $43,160 as of December 31, 2013 and 2012, respectively. Rent expense totaling $221,650 and $213,001 was charged to operations for the years ended December 31, 2013 and 2012, respectively.

4. COMMITMENTS AND CONTINGENCIES – cont'd

Leasing Arrangements – cont'd

Future minimum lease payments under the office space lease is as follows for the years ending December 31,:

2014	$ 229,846
2015	236,742
2016	140,486
Total	$ 607,074

Termination Agreement

In 2010, the Company entered into an agreement with Pershing to provide custody and clearing services for clients of the Company for a period of six years. The agreement states that if the Company moves their client accounts from Pershing, the Company will be liable for a termination fee, which decreases each year from inception through the sixth year of the agreement. As of December 31, 2013, management has no intention of moving client accounts from Pershing. The maximum termination fee as of December 31, 2013 is $400,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $701,141, which was $651,141 in excess of its required net capital, and the Company's net capital ratio was .60 to 1. At December 31, 2012, the Company had net capital of $574,629, which was $524,629 in excess of its required net capital, and the Company's net capital ratio was .59 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. FOCUS REPORT

There are no differences between the accompanying financial statements and the December 31, 2013 FOCUS report filed with FINRA.

HARBOR INVESTMENT ADVISORY, LLC

Schedule I
As of December 31, 2013

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission

Total member's capital		$ 1,289,709
Deduction and/or charges:		
Total nonallowable assets:		
Fees receivable not offset by payable	$ 405,583	
Prepaid expenses and other assets	100,096	
Furniture and equipment	63,758	
Deposits	19,131	588,568
Net capital before haircuts on securities positions		701,141
Haircuts on trading and investment securities:		
Debt securities		-
Net Capital		$ 701,141

Computation of Basic Net Capital Requirement under Rule 15c3-1 of the Securities Exchange Commission

Minimum net capital required (Under SEC Rule 15c3-1)	$ 50,000
Excess net capital	$ 651,141
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 641,141

Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Commission

Total aggregate indebtedness included in statement of financial condition	$ 421,649
Ratio of aggregate indebtedness to net capital	0.60

See independent auditors' report.

Schedule II
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

As of December 31, 2013, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2013, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

As of December 31, 2013, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2013, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

Schedule IV
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
As of December 31, 2013

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report as of December 31, 2013.

STOUT,
CAUSEY &
HORNING

CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors' on Internal Accounting Control Under Rule 17a-5 of the Securities Exchange Act of 1934

To the Member of
Harbor Investment Advisory, LLC:

In planning and performing our audit of the financial statements of Harbor Investment Advisory, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

February 10, 2014

STOUT, CAUSEY & HORNING

CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Harbor Investment Advisory, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Harbor Investment Advisory, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

   a. Payment on page 1, line 2B of Form SIPC-7 was paid via check #1798 dated July 24, 2013 in the amount of $3,549.72. We agreed the disbursement to the general ledger detail and bank statement noting no differences.

   b. Payment on page 1, line 2F of Form SIPC-7, was paid via check #1845 dated January 24, 2014 in the amount of $3,845.72. We agreed the disbursement to the general ledger detail and bank statement noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers as follows:

a. Compared the deduction on page 2, item 2c(1), Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate from transactions in security futures products of $747,628 with the general ledger detail report, noting no differences.

b. Compared the deduction on page 2, item 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $172,242 with the general ledger detail report, noting no differences.

c. Compared the deduction on page 2, item 2c(6), 100% of commissions and markups earned from transactions in (i) Certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine-months or less from issuance date of $1,126 with the Trade History Detail Report, noting no differences.

d. Compared the deduction on page 2, item 2c(8), Incentive payment from Pershing, FINRA surplus rebate, and reimbursed employee expenses of $25,668 with the general ledger detail report, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the internal related schedules and working papers, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Steit, Causey & Henning, P.A.

February 10, 2014